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                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)

   Proxy Form for the Second Extraordinary General Meeting for the Year 2003

                                          ------------------------------------
                                             Number of Shares related
                                             to this proxy form (note 1)
                                          ------------------------------------

I (We) (note 2) _______________________________________________________________
_______________________ of ____________________________________________________
being the holder(s) of (note 1)  ______________________________________________
________________________________________________________H Share(s)/domestic
Share(s) (note 3) of China Petroleum & Chemical Corporation ("Sinopec Corp.") of RMB1.00 each now appoint (note 4) ________________ (I.D. No.: ______________
_____________________________ of ____________________________________________
_____________________________________________________________________________
____________________________________________________________)/the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the second extraordinary general meeting of Sinopec Corp. for the year 2003 ("EGM") to be held at 9:00 a.m. on Wednesday, 15 October 2003 at the Conference Room on the 6th Floor of Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (note 5)

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Special Resolutions:                                                   For (note 5)   Against (note 5)
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1.    to approve and authorise Sinopec Corp. to, within 12
      months from the date of passing of this resolution,
      issue, according to the following proposal (the
      proposal for the issue of the 03 Sinopec Bonds shall
      be in accordance with the offering prospectuses
      finally approved by the National Development and
      Reform Commission ("NDRC")), corporate bonds to
      citizens holding valid and legal proof of identity of
      the PRC and PRC legal persons, save for those who are
      prohibited by PRC laws or regulations from
      subscription (this resolution is conditional on the
      final approval of the NDRC and the State Council):

      (i)      Title of the bonds: 2003 Sinopec Corporate
               Bonds (the "03 Sinopec Bonds")

      (ii)     Total issuing amount: RMB3.5 billion

      (iii) Bond maturity: 15 years or 20 years (single category)

      (iv) Issue price: According to the par value of the bonds

      (v) Coupon rate: Fixed rate with interests being paid annually. The reasonable range of interest rates are preliminarily estimated to be between 4.14% to 4.34% per annum (15 years) and 4.29% to 4.49% per annum (20 years), subject to the final approval of the People's Bank of China

      (vi) Form of bonds: The 03 Sinopec Bonds will be booked under the real names of the investors and in the form of depository certificates universally printed by China Government
               Securities Depository Trust & Clearing Co.,
               Ltd.

      (vii)    Interest and principal repayment: The
               interest will be paid annually. The principal will be repaid together with the last instalment of interest

      (viii) Target subscribers: Citizens holding valid and legal proof of identity of the PRC and PRC legal persons (save for those who are prohibited by PRC laws or regulations from subscription)

      (ix) Scope of issuance: Available to the public of the PRC

      (x) Reason for bond issuance: The issuance of the 03 Sinopec Bonds in the PRC can broaden financing channels and reduce financing costs

      (xi) Use of proceeds: To fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing and refined oil products in the southwestern region of the PRC, as well as projects for the improvement of the adjustment technology of the structure of synthetic resin products and the adjustment technology for raw materials of chemical fertilizers

      (xii) Guarantor: China Petrochemical Corporation (being the controlling shareholder of Sinopec Corp.), which shall receive RMB3.5 million from Sinopec Corp. as the consideration for providing the guarantee for the whole term of the issue of the 03 Sinopec Bonds. The guarantee shall be obtained by Sinopec Corp. from China Petrochemical Corporation on normal commercial terms and in the ordinary and usual course of business of Sinopec Corp.

      (xiii)   Listing of bonds: Applications be made
               immediately after the offering of the 03
               Sinopec Bonds is completed to the China
               Securities Regulatory Commission and the
               Shanghai Stock Exchange for the listing on the Shanghai Stock Exchange

2.    to authorise the board of directors of Sinopec Corp.
      to deal with all matters in connection with the issuance of the 03 Sinopec Bonds, including but not limited to:

      (a) exercising all the powers of Sinopec Corp. to determine the timing and the terms of the issue of the 03 Sinopec Bonds;

      (b) formulating the offering prospectuses for the 03 Sinopec Bonds;

      (c) signing material contracts in connection with the use of proceeds from the issue of the 03
               Sinopec Bonds; and

      (d) dealing with all other matters in connection with the issue of the 03 Sinopec Bonds.

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Date:  _____________________2003         Signature:  _________________(note 6)


Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.    Please insert full name(s) and address(es) in BLOCK LETTERS.

3.    Please delete as appropriate.

4. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5. Attention: If you wish to vote FOR any resolution, please indicate with a "v" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "v" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

6. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the PRC or, in the case of holders of H Shares, to Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM.